ENCORE ENERGY PARTNERS LP
777 Main Street, Suite 1400
Fort Worth, Texas 76102
June 18, 2007
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Encore Energy Partners LP
Registration Statement on Form S-1
File No. 333-142847
     This memorandum sets forth the responses of Encore Energy Partners LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 11, 2007 (the “Comment Letter”) with respect to the Partnership’s registration statement on Form S-1 (File No. 333-142847). The changes described herein are incorporated in Amendment No. 1 to the Registration Statement (as amended, the “Registration Statement”), which has been filed with the Commission via EDGAR simultaneously with this memorandum. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Form S-1 filed May 11, 2007
General
1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response:

We have revised the Registration Statement to make appropriate corresponding changes to all disclosure to which a comment relates and have provided page references to all responsive disclosures in this memorandum.

2.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

Response:

The Registration Statement includes all graphics and other artwork that we propose to include in the prospectus.

3.	Fill in all blanks throughout the registration statement prior to effectiveness, except for the specific information that you are allowed to omit pursuant to Rule 430A. See Section II.A.7 of SEC Release 33-6714. Once the information is provided, we will need sufficient time to review it and may have additional comments.

Response:

With respect to certain omitted information, we will provide such information in an amendment to the Registration Statement at the time such information is known.

4.	Please file all omitted exhibits, including opinions of counsel, as soon as practicable. Also file all material contracts as exhibits. Note that you will need to allow time for our review of the exhibits once they are filed.

Response:

We have filed all exhibits and appendices that are currently available. For example, please see Exhibits 3.2, 5.1, 10.3, 10.4, 10.7 and 10.8. We will file any remaining exhibits promptly, as soon as they become available.

5.	In connection with the minimum quarterly distribution disclosure, we refer you to the Commission’s policy on projections in Item 10(b) of Regulation S-K.

Response:

We hereby acknowledge the Commission’s policy on projections set forth in Item 10(b) of Regulation S-K.

6.	We note that the general partner has the right to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Response:

We believe that the tender offer rules are not applicable to the limited call right of the general partner because Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Section 15.1 of the Partnership’s Second Amended and Restated Agreement of Limited Partnership provides our general partner or any of its affiliates with the limited call right described in the Registration Statement. In addition, we are advised that similar limited call right provisions have been provided for in the partnership agreements of numerous previous master limited partnerships and the Staff has previously agreed with our position that the tender offer rules do not apply to such limited call rights.
Cover Page
7.	Specify the date of your formation.

Response:

We have revised the cover page and pages 1, 63 and 90 of the Registration Statement as requested.

8.	Revise the second risk factor bullet to reference the fact that production at your properties is declining.

Response:

We have revised the cover page and pages 4 and 20 of the Registration Statement as requested.

9.	Provide expanded tabular disclosure to also specify the net proceeds you will receive from the offering, as Item 501(a)(3) of Regulation S-K requires.

Response:

We have revised the cover page to more clearly identify the net proceeds, before expenses, to the Partnership. We believe that the revised disclosure complies with Item 501(a)(3) of Regulation S-K and industry practice.
Prospectus Summary, page 1
10.	Please revise to clarify in context the statement “we intend to leverage our relationship with EAC.”

Response:

We have revised pages 1 and 90 of the Registration Statement to delete the sentence referred to in this comment.

11.	Where you include subjective assertions regarding your properties, such as the statement that “our properties are well suited for our partnership because they have predictable production profiles, low declines rates, long reserve lives and modest capital requirements,” provide us with supplemental support for the assertions. In the alternative, explain these items in greater detail later in the filing.

Response:

We have revised the Registration Statement to eliminate subjective assertions to the extent possible. Please see pages 1 and 90. The support for our view that our properties have predictable production profiles, please see the production plots in the reserve report previously provided to Jim Murphy.

12.	The summary section is designed to address the most significant aspects of your operations and of the offering. We note that you have attempted to highlight your relationship with EAC by providing extensive discussion about EAC’s operations. Because EAC has no obligation to sell properties to you and may even compete against you in the acquisition of properties, revise this section and related disclosure elsewhere to provide a more balanced presentation in that regard.

Response:

We have revised the summary section and related disclosure elsewhere to provide a more balanced presentation as requested.
Business Strategy, page 3
13.	Please explain your reference to a “conservative” balance sheet. Discuss in greater detail later in your document your strategy for maintaining a conservative balance sheet.

Response:

We have revised pages 2 and 92 of the Registration Statement as requested.
Competitive Strengths, page 3
14.	Here and elsewhere you refer to “our” chairman and “our” CEO and president, but throughout your document, including at pages 5 and 8, you make clear that you have no employees. Please generally revise your disclosure accordingly, including the caption at page 109.

Response:

We have revised pages 2, 93 and 119 of the Registration Statement to clarify the reference to officers. Even though we will not have any employees, our general partner has officers who are responsible for managing our operations. We referred to these officers as “our officers” because our general partner has no other operations.

15.	Qualify bullet five by disclosing the percentage of properties upon which you have operational control. We note your disclosure on page 27 indicating that “[o]ther companies operated approximately 27% of [y]our properties.”

Response:

We have revised pages 3 and 93 of the Registration Statement as requested.

16.	Briefly explain why you believe that you have financial flexibility to conduct acquisitions. We note the related disclosure at page 85. In that regard, presumably your corporate competitors would not have the same constraints with regard to distributing all available cash each quarter, which would give them enhanced financial flexibility.

Response:

We have revised the disclosure on pages 3 and 93 of the Registration Statement to clarify that our cost of capital, ability to issue additional common units and low level of indebtedness upon completion of this offering should enable us to be competitive in pursuing acquisitions. Furthermore, although we are required to distribute all of our available cash quarterly, our partnership agreement gives our general partner wide latitude to establish reserves for future capital expenditures and operational needs prior to determining the amount of cash available for distribution.
Formation Transactions and Our Partnership Structure, page 6
17.	Revise to quantify the number or range of additional common units to be exchanged for the Permian Basin assets.

Response:

We have revised pages 6, 13, 60 and 91 of the Registration Statement as requested. The actual number of common units to be issued in exchange for the Permian Basin assets may vary, but the total number of common units to be owned by EAC and its affiliates is expected to remain constant. We will update the Registration Statement as appropriate to reflect future changes in the allocation of common units among EAC and its affiliates.
Simplified Organization Structure and Ownership of Encore Energy Partners LP, page 7
18.	Provide text to clarify that this does not account for the securities that may be sold to the underwriters upon the exercise of the over-allotment option. In the alternative, provide additional tabular disclosure and a second chart to reflect the possible exercise.

Response:

We have revised page 7 of the Registration Statement as requested.

The Offering, page 10
19.	The term “available cash” is central to the disclosure in the filing given that you are marketing your units on the basis that you intend to distribute all your available cash. Therefore, we suggest that you provide in this section a more fulsome explanation such as appears at pages 43 or 56, rather than the truncated reference to the term and the citation of Appendix A.

Response:

We have revised page 10 of the Registration Statement as requested.
Summary Historical and Pro Forma Financial Data, page 13
20.	Disclose how you intend to use EAC’s $93.7 million cash contribution.

Response:

We have revised pages 13 and 60 of the Registration Statement as requested.
Risk Factors, page 18
21.	You should discuss all material risks that apply to your company in particular. However, you include 22 pages of risk factors, which appear excessive. All risk factors should be brief and concise, generally consisting of only one or two short paragraphs at the most. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail.

Response:

We have revised the “Risk Factors” section of the Registration Statement as requested. For example, please see pages 19, 20, 24, 28 and 35.
22.	Please avoid statements that mitigate or qualify the risk that you present. Eliminate clauses that begin “although” and references to conducting business at an industry standard or possessing insurance “at levels we believe are appropriate.” Similarly, rather than indicating that there can be “no assurance,” state the risk plainly and directly.

Response:

We have revised the risk factors in the Registration Statement as requested. Please see pages 28. In addition, we have deleted a risk factor that previously had mitigating language.

23.	Your captions and the risk factor text should in each case provide meaningful disclosure and clearly identify the potential harm that could result from the risk. The risk factor and caption “Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units” is an example requiring revision. Also, rather than state that a risk may have a material adverse effect on you or your operations, specify what the adverse impact might be.
Response:

We have revised captions and the risk factor text in the Registration Statement to provide meaningful disclosure and clearly identify the potential harm that could result from the risk. In addition, we have revised the risk factors to specify the potential adverse impacts of certain risks, rather than stating that a risk may have a material adverse effect on us or our operations. Please see pages 20, 21, 22, 32 and 33.

24.	Revise your risk factors regarding tax consequences as appropriate to identify those matters for which you have been unable to obtain an opinion of counsel.

Response:

We have revised the risk factors regarding tax consequences on page 37 of the Registration Statement as requested.
Our Cash Distribution Policy and Restrictions on Distribution, page 43
25.	Quantify the increase in the number of outstanding units and the amount of cash needed to pay distributions at the initial rate in the event the underwriters exercise the over-allotment option. Also revise the tabular disclosure to reflect changes resulting from the exercise of the over-allotment option.

Response:

We have revised pages 43, 44, 45, 46, 47 and 50 of the Registration Statement as requested.

26.	Include a detailed tabular presentation, based upon the historical information you have available, of your estimated cash available to pay distributions over each of the ensuing quarters during which you expect to pay.

Response:

We have revised the registration statement to provide a detailed tabular presentation of our estimated cash available to pay distribution over each of the quarters in the twelve months ending June 30, 2008. Please see page 49.

27.	If there would have been a shortfall in making distributions to unitholders for any of the most recent four quarters, discuss this in necessary detail.

Response:

We are not aware of any shortfall in our pro forma cash available for distribution for any of the four quarters ending March 31, 2007 or for the quarter ended March 31, 2006. We do not currently have quarterly financial statements for the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006. If there had been a shortfall during any of such quarters, we would have been able to borrow to pay distributions in such quarter and then we would have been able to repay such borrowings in a subsequent quarter since the total pro forma cash available for distribution for the four quarters ending March 31, 2007 was more than sufficient to make the distributions.
Selected Historical and Pro Forma Financial Data, page 58
28.	Please label the columns of the table on page 59 that relate to financial information that is derived from the unaudited carve-out financial statements of your Predecessor as “unaudited.”

Response:

We have revised page 62 of the Registration Statement as requested.
Management’s Discussion and Analysis... page 60
Revolving Credit Facility, page 73
29.	Please disclose the differences between EBITDAX, Consolidated EBITDAX and Consolidated EBITDA. If there are no differences between the three, describe the measure consistently throughout the document.

Response:

We define EBITDAX on page 15 of the Registration Statement and explain how Consolidated EBITDA is calculated under our revolving credit facility on page 83 of the Registration Statement.
Outlook, page 63
30.	We note that your production at your properties has been declining. The decline resulted in lower production volumes in 2006 and 2005. Please discuss this trend in this section.

Response:

We have revised page 67 of the Registration Statement as requested.

31.	We note the statement that you “expect to continue to pursue asset acquisition opportunities in 2007 and 2008, but expect to confront intense competition for these assets.” Make clear that EAC may be among the competitors and that you have agreed that EAC and its affiliates will have a preferential right to acquire any third-party oil and natural gas properties located in the United States, as noted on page 8.

Response:

We have revised page 67 of the Registration Statement as requested.
Liquidity and Capital Resources, page 72
32.	Briefly discuss why the total oil and natural gas revenues in 2006 decreased 25% as compared to 2005.

Response:

We have revised page 75 of the Registration Statement as requested.
Subordinated Term Loan, page 74
33.	Describe the material terms of the intercreditor agreement, and file the agreement as an exhibit.

Response:

We have revised page 84 of the Registration Statement as requested.
Contractual Obligations, page 76
34.	Once all of the terms of the amended and restated administrative services agreement with Encore Operating, L.P. are known, update the disclosure to discuss any material terms not yet addressed.

Response:

We have revised pages 85 and 131 of the Registration Statement as requested.
Business, page 81
35.	Please discuss in some detail each of the transactions leading to the formation of your business. Disclose each transaction that resulted in a contribution of assets to your business, identifying the parties making the contributions. Finally, discuss the business purpose for conducting the transactions.

Response:

We have revised page 13 and 90 of the Registration Statement as requested.

Areas of Operation, page 86
Non-Operated Properties, page 88
36.	Substantiate the statement that the private operator operating your wells in Crockett County “has a strong history of development in this area.”

Response:

We have revised page 97 of the Registration Statement to indicate the number of wells that have been drilled by the private operator since 2000.

37.	Identify the major oil company with which you are participating in drilling projects.

Response:

We have revised page 98 of the Registration Statement as requested.
Principal Customers and Marketing Arrangements, page 100
38.	Discuss the material terms of the production sales agreements, if any, with Marathon Oil Corporation, ConocoPhilips and ChevronTexaco. Also file the agreements as exhibits.

Response:

Our production sales agreements have been made in the ordinary course of business, are for terms of 30 days to six months, provide for sales based on market prices and contain other terms customary in the industry. We have updated our disclosure on page 110 of the Registration Statement. Based on the foregoing, we respectfully submit that such agreements are not required to be filed as exhibits and would not be useful to investors.
Competition, page 100
39.	If known, identify your competitors and your competitive position among them.

Response:

We compete with dozens of oil and gas companies in acquiring properties, contracting for development equipment and securing trained personnel. As a result, we are unable to identify with any specificity the particular companies with whom we may compete. We are also not aware of our competitive position among the oil and gas companies with whom we compete. As set forth on page 110 of the Registration Statement, many of our competitors have financial and technical resources and staffs substantially larger than ours.

Management, page 108
40.	Revise Mr. Devlin’s biographical sketch to provide the National Energy Group’s principal business.

Response:

We have revised page 120 of the Registration Statement as requested.
Management, page 108
41.	You state that both the general partner and Encore Operating L.P. will provide services to you. Some of the services to be provided appear to overlap. Clearly disclose the services that will be provided by each of the general partner and Encore Operating L.P. Also disclose the effect, if any, of the amended and restated administrative services agreement on the general partner’s duties. Disclose whether the general partner’s functions under the partnership agreement are designed to be supplemented by the amended and restated administrative services agreement with Encore Operation L.P.

Response:

Our general partner will not receive any management fee or other compensation for its management of our partnership, but it will be entitled to reimbursement of direct or indirect expenses incurred on our behalf. Please see page 121 of the Registration Statement.

Under the terms of the amended and restated administrative services agreement, we will pay Encore Operating, L.P. an administrative fee of $1.75 per BOE of our production for providing administrative services to us, such as accounting, corporate development, finance, land, legal and engineering. We will also reimburse Encore Operating, L.P. for third-party expenses incurred on our behalf. Please see pages 118, 121 and 131 of the Registration Statement.

We revised page 118 of the Registration Statement to clarify that the amended and restated administrative services agreement does not have any effect on the general partner’s duties.
Reimbursement of Expenses of Our General Partner, page 111
42.	Please clarify how the general partner and Encore Operating, L.P. will be reimbursed for charges incurred on your behalf, including how charges will be allocated amongst the parties. Discuss provisions, if any, which would ensure that the reimbursable expenses Encore Operating L.P. allocates to you are determined in good faith. In that regard, we note that in the third paragraph on page 111 you indicate that you expect to reimburse Encore Operating “for at least a majority of the compensation and benefits paid to the executive officers of our general partner,”

even though you state at page 108 that you expect the executive officers to “devote significantly less than a majority of their time to our business for the foreseeable future.”

Response:

We have revised pages 118, 121 and 131 of the Registration Statement to clarify that the general partner and Encore Operating, L.P. will be reimbursed only for third-party expenses incurred on our behalf. We will compensate Encore Operating, L.P. for all administrative services by paying an administrative fee of $1.75 per BOE. We will not reimburse Encore Operating, L.P. for compensation or benefits paid to the executive officers of our general partner and have revised the Registration Statement accordingly. Please see page 121.

43.	When known, please discuss the material terms of the amended and restated administrative services agreement that set the parameters for reimbursements for compensation paid to officers of EAC for services performed on your behalf. Also discuss in greater detail EAC’s methodology for allocating general and administrative expenses and how this will be used to determine the amount of expenditures allocable to you. Once you file the agreement as an exhibit, we may have additional comments.

Response:

We have revised 121 and 131 of the Registration Statement as requested. As described above, Encore Operating, L.P. will only be reimbursed for third-party expenses incurred on our behalf. We will not reimburse Encore Operating, L.P. for any portion of its general and administrative expenses.
EAC’s Compensation Methodology, page 112
43A.	You state that you do not provide a “complete discussion and analysis of EAC’s executive compensation philosophy and practices.” Eliminate the suggestion that the disclosure is not complete, and instead provide complete disclosure to the extent required by Item 402 of Regulation S-K.

Response:

Except for the issuance of management incentive units, we have not paid or accrued any amounts for executive compensation for the 2007 fiscal year. In addition, we do not expect to pay any other amounts for executive compensation to our current executive officers for so long as the management incentive units are outstanding.

Under the amended and restated administrative services agreement, we will pay Encore Operating, L.P. a fixed administrative fee of $1.75 per BOE for administrative services and reimburse Encore Operating, L.P. for third-party expenses incurred on our behalf. We will not reimburse Encore Operating, L.P. for any compensation or benefits paid to the executive officers of EAC or our general partner. In addition, our general partner will not receive any management fee or other compensation for its management of our partnership. Furthermore, any compensation decisions on behalf of our partnership will be made by the board of directors of our general partner, which will include three independent directors under the rules of the New York Stock Exchange. Accordingly, we do not believe it is necessary or appropriate to provide compensation discussion and analysis for EAC and have revised the Registration Statement accordingly. Please see page 121.
Role of EAC’s Compensation
44.	Please identify the members of EAC’s compensation committee.

Response:

We have revised pages 124 of the Registration Statement as requested with respect to the issuance of management incentive units in March 2007.

45.	Describe the market data and compensation surveys that may be consulted in determining the elements of compensation and the levels of compensation for 2007.

Response:

Please refer to our response to comment 43A above.
Elements of EAC’s Executive Compensation Program, page 112,
46.	Disclose whether you engage in any benchmarking in determining any of the elements of compensation, identifying each of the elements subject to benchmarking and the companies used as benchmark.

Response:

Please refer to comment 43A above.

47.	We note that EAC provides named executive officers with a base salary that is commensurate with an industry peer group of companies that competes with EAC. Please identify the companies comprising such peer group.

Response:

Please refer to comment 43A above.

48.	Discuss the personal circumstances of named executive officers that may cause the typical mix of restricted stock and stock options to vary.

Response:

Please refer to comment 43A above.

49.	Discuss the aspects of corporate performance and personal performance that will be taken into account in setting the bonus amounts.

Response:

Please refer to comment 43A above.

50.	We refer you to Item 402(b)(v) of Regulation S-K. Please disclose the performance target levels for each named executive officer that must be met to award bonuses. Explain in greater detail how you assess, including the factors considered in assessing, the executive officer’s performance that is separate from the actual financial performance of the company. If you believe you are not required to provide disclosure with respect to any specific performance target levels or operational goals and objective, please tell us the basis for such belief. In that regard, we refer you to Instruction 4 to Item 402(b).

Response:

Please refer to comment 43A above. The performance target levels with respect to the management incentive units are set forth on pages 125 and 126 of the Registration Statement.
Compensation of Directors, page 114
51.	Please update to disclose, when determined, the amount of compensation that will be paid to non-employee directors. Also provide all the disclosure Item 407 of Regulation S-K requires, when known.

Response:

We have revised page 122 of the Registration Statement as requested. When determined, we will also provide the disclosure provided by Item 407 of Regulation S-K.
Certain Relationships and Related Party Transactions, page 120
52.	Briefly disclose the factors considered in determining that a fixed fee of $1.75 per BOE was the correct amount to compensate Encore Operating, L.P for its services.

Response:

We have revised page 132 of the Registration Statement as requested.

53.	Please disclose who is responsible for approving related party transactions. Further, in this regard, describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(b) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them.

Also, identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See Item 404(b) of Regulation S-K.

Response:

We have revised pages 131 of the Registration Statement as requested.

54.	It appears that you do not discuss the subordinate term loan agreement with a subsidiary of EAC pursuant to which you borrowed $120 million. Please revise to discuss the material terms of the loan agreement.

Response:

We have revised page 133 of the Registration Statement as requested.
Material Tax Consequences, page 146
55.	Revise to provide, and to make clear that you are providing, the material disclosure necessary for unitholders. For example, we note that at several places you indicate that the discussion “does not purport to be a complete analysis of the complex legislation” and Treasury regulations or authority.

Response:

The Registration Statement states on page 156 that the tax discussion covers all material consequences of owning the common units. We have revised pages 154 and 155 of the Registration Statement to delete the reference that the discussion does not purport to be a complete analysis of the complex legislation.

56.	You indicate that counsel is unable to opine on the validity of some methods or filing positions you use or take. In light of counsel’s non-opinion in these circumstances, explain in necessary detail why your management feels justified making the allocations or taking those positions. If counsel believes that there is a problem with these matters, revise to make this clear.

Response:

We have revised pages 162, 164, 165, 167 and 168 of the Registration Statement as requested.

57.	Obtain an opinion on all material tax matters, or provide a more detailed explanation regarding any failure to include such opinions. For example, if counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

Response:

Counsel is providing an opinion on all material tax matters to which an opinion may be given.

On pages 162, 164 and 165, we have deleted three of the five instances in which the Registration Statement previously referred to an inability of counsel to provide an opinion. In two of those instances, counsel’s inability to provide an opinion arose principally because the facts relevant to such an opinion will vary from unitholder to unitholder; such inability to provide an opinion was not due to uncertainty regarding the proper interpretation of law. The Registration Statement indicates, at page 156, that counsel’s opinion is limited to issues of law, as opposed to facts, therefore no further reference to counsel’s inability to provide an opinion on those two issues is necessary. In the third instance in which we deleted the reference of counsel’s inability to provide an opinion, the original reference was unnecessary.

In the two remaining instances in which the Registration Statement refers to an inability of counsel to render an opinion on tax matters, counsel has considered all relevant authority, including indirect authority, in determining its inability to render an opinion as to the proper treatment of the matters. Please see pages 167 and 168 of the Registration Statement.
Underwriting, page 165
58.	Expand the disclosure under “Determination of Offering Price” to identify the “other factors” to which you refer in the last bullet point.

Response:

We have reversed page 177 of the Registration Statement as requested.

Notes to Unaudited Pro Forma Financial Statements, page F-5
Note 2. Pro Forma Adjustments and Assumptions, page F-7
59.	Related to adjustment (g), please tell us how the adjustment of general and administrative expenses to reflect additional expense of being a publicly traded company complies with Rule 11-02(b)(6) of Regulation S-X. In this regard, tell us how the adjustment is “factually supportable” and “directly attributable”.

Response:

We have revised page F-6 of the Registration Statement to remove the adjustment to reflect the additional expense of being a publicly traded company.
Business, page 1
Exploration and Production, page 1
60.	You name a number of principal fields with net production rates and your working interest. However, please expand your disclosure to provide net proved oil and gas reserve estimates and other information for each of these fields. See Item 102 of Regulation S-K including Instruction 1, 2 and 3 to that Item.

Response:

We have revised page 95, 96 and 97 of the Registration Statement as requested.

61.	Explain to us what you mean by the statement that your estimates “are based on estimates prepared by Miller and Lents.”

Response:

We have revised pages 1 and 90 of the Registration Statement as requested. As set forth in the Registration Statement, Miller and Lents, Ltd., our independent reserve engineer, prepares an annual reserve and economic evaluation of all of our properties on a well-by-well basis.
Summary Historical and Pro Forma Reserve and Operating Data, page 17
Representative Oil and Natural Gas Prices, page 17

62.	Please revise your document, here and elsewhere if necessary, to disclose average realized prices for the respective time periods. This should be net of any differential to a benchmark price and after all quality, transportation and demand adjustments.

Response:

We have revised page 17, 72, 75, 76, 78 and 79 of the Registration Statement as requested.

63.	We note the statement in footnote number two. Reserves should be estimated based on the realized price at December 31st and not on benchmark prices such as NYMEX prices. We note that EAC disclosed an average oil price of $47.30 per barrel and gas price of $6.24 per Mcf in their 2006 10-K report. This disclosed price should be the average realized price net of any differential to a benchmark price and after all quality, transportation and demand adjustments. Please tell us if this is the case for the prices you disclose in the footnote.

Response:

We have revised page 17 of the Registration Statement as requested.
Risk Factors, page 18
Secondary and tertiary recovery techniques may not be successful.page 24
64.	You state that “much of our production, reserves and development relies on secondary and tertiary recovery techniques.” Please quantify what you mean by “much.”

Response:

We have revised page 24 of the Registration Statement as requested.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60
Production and General and Administrative Expenses, page 62

65.	You state that the majority of your operating cost components are variable and increase or decrease along with your levels of production. Reconcile this statement with the additional comment that costs are also driven by volumes of water produced and that fields with a high percentage of water production relative to oil production will experience higher levels of power for each barrel of oil produced and the fact that in the risk factor section you disclose that much of your production relies on secondary and tertiary recovery techniques.

Response:

We have revised pages 65 of the Registration Statement as requested.
Factors Affecting Comparability of Future Results, page 64
66.	The portion of the table on page 65 where you disclose Direct Operating Expenses $/Unit is unclear. Please clarify if you mean $/BOE or $/Mcfe.

Response:

We have revised page 69 of the Registration Statement as requested.
Results of Operations for Encore Energy Partners LP Predecessor, page 60
67.	Please revise the table on page 61 to report average realized prices for the respective time periods and not average NYMEX prices.

Response:

We have revised pages 71, 72, 75, 76, 78 and 79 of the Registration Statement as requested.
Business, page 81
Competitive Strengths, page 84
68.	You state that you operate properties representing 73% of your proved reserves. Tell us why it is not more accurate to state that EAC operates properties representing 73% of your proved reserves. And if this is more accurate, tell us why you believe this is still a competitive strength. It would appear that with no employees, all of your properties are operated by others and to claim otherwise appears to be confusing disclosure to investors.

Response:

Encore Energy Partners Operating LLC is the operator of our operated properties. We have engaged Encore Operating, L.P. to provide administrative services related to such operation. The board of directors of our general partner will manage our business, including evaluating the performance of Encore Operating, L.P. under the amended and restated administrative services agreement. If conditions warrant, our board of directors could elect to provide the services directly through our general partner or to engage another company to provide administrative services. Based on the foregoing, we believe it is appropriate to state that we operate our operated properties. Please read page 131 for a description of the amended and restated administrative services agreement.
Our Areas of Operations, page 86
Permian Basin Crockett Properties, page 87
Operated Properties, page 88
69.	You state that you have a limited number of locations that could be drilled by obtaining spacing exceptions, but that you have not booked proved reserves beyond the proved producing category. Tell us if you plan to apply for the spacing exceptions in the near future. If you do not, it would appear that you should revise your document to remove the statement that you have a limited number of locations that could be drilled by obtaining spacing exceptions as you currently imply that you will drill these locations.

Response:

We have revised page 97 of the Registration Statement to remove the statement that we have a limited number of locations that could be drilled by obtaining spacing exceptions.
Non-Operated Properties, page 88
70.	You state that you have identified 1,423 MBOE of proved non-producing reserves, which implies that these reserves are proved and will be brought on production in the near future. Tell us if you have included these reserves in your reported proved reserves. If you have not, then it appears that you should remove these volumes of reserves from the filing. Tell us if the operators of these wells have budgeted these projects.

Response:

We have included the referenced reserves in our reported proved reserves and believe that they will be brought on production. We have been advised by the operator that it intends to conduct six projects during 2007 and will be sending authorizations for expenditures (“AFEs”) with respect thereto. Our expectation is that we will approve the AFEs.
Notes to Unaudited Pro Forma Financial Statements, page F-5
Oil and Gas Producing Activities, page F-7

71.	Please revise the document to explain the reasons for any significant changes in reserves such as the revision in natural gas reserves in the Elk Basin field. See paragraph 11 of SFAS 69.

Response:

We have revised pages F-9 of the Registration Statement as requested.

72.	Tell us if your net future cash flows in the standardized measure were calculated with benchmark prices such as NYMEX or your average realized prices at December 31st.

Response:

Our net future cash flows in the standardized measure were calculated with average realized prices at December 31st.